SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ENTHRUST FINANCIAL SERVICES, INC
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

29384A102
(CUSIP Number)

John J. Borer III 1270 Avenue of the Americas New York, New York 10020 Tel: (212) 356-05008-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13 D
CUSIP NO. 29384A102	Page 2 of 6 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
Nos. Of Above Persons	John J. Borer III

(2)	Check the appropriate Box	(a)
if a Member of a Group	(b)

(3)	SEC Use Only

(4)	Source of Funds
OO
(5)	Check Box if Disclosure of Legal	☐
Proceedings is Required Pursuant
to Items 2(d) or 2(e)

(6)	Citizenship or Place of	United States
Organization

Number of Shares	(7)	Sole Voting Power	2,428,210
Beneficially Owned Each
Reporting Person With

(8)	Shared Voting	0

(9)	Sole Dispositive	2,428,210

(10)	Shared Dispositive
Power	0

(11)	Aggregate Amount Beneficially
Owned by Each Reporting Person	2,428,210

(12)	Check Box if the Aggregate Amount	☐
in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented
by Amount in Row 11	9.7%

(14)	Type of Reporting Person
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13 D
CUSIP NO. 29384A102	Page 3 of 6 Pages

Item 1.      Security and Issuer.

Name of Issuer: Enthrust Financial Services, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

                                                  1270 Avenue of the Americas
                                                  New York, New York 10020

Security: Company common stock, par value $.001 per share (“Shares”)

Item 2. Identity and Background.

(a) The name of the reporting person is John J. Borer III (the “Reporting Person”).

(b) The business address of the reporting person is 1270 Avenue of the Americas, New York, New York 10020.

(c) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          The Reporting Person acquired beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 2,428,210 Shares pursuant to an Exchange Agreement, dated as of July 10, 2007 (the “Exchange Agreement”) in which the Reporting Person contributed his 40.7% ownership interest in R&R Capital Group, Inc., a Delaware corporation (“RRCG”) to the Company.

Item 4. Purpose of the Transaction.

          The Subject Shares are held by the Reporting Person for the purpose of investment.

SCHEDULE
13 D
CUSIP NO. 29384A102	Page 4 of 6 Pages

          In accordance with the Exchange Agreement, the Company changed its management and will reconstitute its board of directors (the “Board of Directors”). On July 10, 2007 (the “Exchange Date”), the president and the chief financial officer of the Company resigned and the Company’s sole director, Arnold P. Kling, appointed Mr. Rubin as a director of the Company and they then appointed the officers of Rodman & Renshaw Holding, LLC, a Delaware limited liability company (“Holding”) as the officers of the Company, including the Reporting Person as Chief Executive Officer, and the other members of the Holding’s board of directors as directors of the Company. However, in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the other new directors will not take office until ten days after the Company files an Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended and mails that statement to the Company’s stockholders of record (the “Effective Date”). In addition, on the Exchange Date, Mr. Kling resigned as a director of the Company effective as of the Effective Date. As a result, as of the Effective Date, all of the Company’s directors will be the former directors of Holding. Finally, as soon as practicable after the Exchange Date, the Company intends to change its name to Rodman & Renshaw Capital Group, Inc. to reflect the corporate identity of Holding.

          Prior to the Exchange Date, the Company was not engaged in any trade or business and Holding was engaged, directly and indirectly through its various subsidiaries, in the investment banking business. Accordingly, following the Exchange Date, the business of Holding constitutes the Company’s only operations.

           Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company’s common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5.      Interest in Securities of the Issuer.

           (a) The Reporting Person is deemed to beneficially own all 2,428,210 Shares, representing 9.7% of the outstanding Shares. This percentage is based on 25,000,000 Shares outstanding as of July 10, 2007 as set forth in the Company’s Current Report on

SCHEDULE
13 D
CUSIP NO. 29384A102	Page 5 of 6 Pages

Form 8-K, as amended, filed with the Securities and Exchange Commission on July 11, 2007.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 2,428,210 Shares.

          (c) None.

          (d) The Reporting Person has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          A copy of the Exchange Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on July 11, 2007 and is incorporated herein by reference.

SCHEDULE
13 D
CUSIP NO. 29384A102	Page 6 of 6 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2007

/s/ John J. Borer III
John J. Borer III